Pepco Holdings, Inc. Parent
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	Actual September 30, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	168.0
Accounts receivable	0.9
Accounts receivable from associated companies	0.1
Taxes receivable	18.1
Notes receivable to associated companies	1,366.0
	1,553.1
Investments and Other Assets	
Investment in consolidated companies	3,763.5
Deferred income taxes	53.1
Other	17.3
	3,833.9
Property, Plant and Equipment	
Intangible assets	13.7
Less accumulated amortization	6.6
	7.1
Total Assets	5,394.1
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Short-term debt	121.8
Accounts payable	1.9
Accounts payable to associated companies	-
Interest accrued	16.8
Other	0.3
	140.8
Long-Term Debt	2,198.8
Capitalization	
Common stock	1.7
Additional paid-in capital	2,235.8
Other comprehensive loss	(68.6)
Treasury stock	(0.2)
Retained earnings	885.8
Total equity	3,054.5
Total capitalization	3,054.5
Total Capitalization and Liabilities	5,394.1

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.